SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Payments to Govts 2020 Part 1 of 1 dated 01 June 2020
Exhibit 1.2	Director/PDMR Shareholding dated 02 June 2020
Exhibit 1.3	Director Declaration dated 04 June 2020
Exhibit 1.4	Disclosure of rights attached to equity shares dated 10 June 2020
Exhibit 1.5	Director/PDMR Shareholding dated 12 June 2020
Exhibit 1.6	Director/PDMR Shareholding dated 24 June 2020
Exhibit 1.7	Total Voting Rights dated 30 June 2020
Exhibit 1.8	Director/PDMR Shareholding dated 30 June 2020

Exhibit 1.1
BP p.l.c. Report on payments to governments Year ended 31 December 2019

CONTENTS

INTRODUCTION	3
BASIS OF PREPARATION	3
PAYMENTS OVERVIEW	6
PAYMENTS BY COUNTRY	7
OTHER SOURCES	30

INTRODUCTION

BP p.l.c. has prepared the following consolidated report ('Report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure Guidance and Transparency Rules. The 'Basis of Preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp's socio-economic contribution
bp makes a broader socio-economic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than the Upstream - for example in relation to the transporting, trading, manufacturing and marketing of oil and gas. As well as government payments, bp contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other Resources section at the end of the report for more information on our socio-economic contribution and our position on tax and financial transparency.

bp's position on revenue transparency
bp supports the concept of transparency in revenue flows from oil and gas activities in resource-rich countries. It helps citizens of affected countries access the information they need to hold governments to account for the way they use funds received through taxes and other agreements.

BASIS OF PREPARATION

Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'bp' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to bp's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing activities are not included in this Report as they are not within the scope of extractive activities as defined by the Regulations.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case payments made to such organizations have been included in this Report. Where a state owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the Report. Where payments in kind are made to a government they are valued and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements bp has assessed its reporting obligations to be as follows:
●        Where bp has made a payment to a government, such payment is reported in full, whether made in bp's sole capacity or in bp's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if and to the extent that bp makes the relevant payment. Typically such circumstances will arise where bp is the operator of the joint venture.
●        Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this Report.
●        In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
●        bp's equity-accounted investments such as Rosneft, Pan American Energy Group and Aker BP are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a "Payment" as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this Report such production entitlements volumes to the government are reported on a lifting basis i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the Report.

Infrastructure improvements
Such payments include a road or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not bp is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government or the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2019, there were no reportable dividend payments to a government.

Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. In the following tables because of rounding, some totals may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

PAYMENTS OVERVIEW

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2019 shown by country and payment type.

Of the seven payment types required by the UK regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million
	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		127.6		0.1			127.8
Angola	1,206.7	443.8				0.7	1651.2
Argentina		0.7					0.7
Australia		349.0	129.4				478.4
Azerbaijan	10,060.8	159.7		2.8	450.3		10,673.6
Brazil		2.1		9.3	225.8		237.2
Canada		16.6		1.7			18.2
Egypt		455.9		4.4	1.0		461.3
Gambia				0.3	10.1		10.4
India	0.2						0.2
Indonesia	603.5	221.3			6.5		831.4
Iraq		112.3		1.2		1.9	115.4
Madagascar				0.8			0.8
Mauritania				1.9	5.0		6.9
Mexico		3.4		2.6			6.0
Oman	858.2	176.6		0.6		0.9	1,036.3
Russia		104.3					104.3
São Tomé and Príncipe				3.5			3.5
Senegal				0.9			0.9
Trinidad and Tobago		342.1		1.5			343.5
United Arab Emirates		3,409.9		6.3			3,416.1
United Kingdom		(20.5)		7.7			(12.7)
United States	24.2	285.0	1,107.9	9.5	32.0		1,458.5
Total	12,753.6	6,189.8	1,237.3	55.0	730.7	3.4	20,969.8

PAYMENTS BY COUNTRY

Algeria

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances - Direction
Générale des Impôts		(a)127.6					127.6
Sonatrach				0.1			0.1
Total		127.6		0.1			127.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)55.3		0.1			55.4
In Salah		(c)72.4					72.4
Total		127.6		0.1			127.8

(a)	Includes $114.7 million of taxes settled by Sonatrach on bp's behalf out of entitlement, pursuant to the relevant agreements.
(b)	Includes $42.4 million of taxes settled by Sonatrach on bp's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid these taxes on bp's behalf out of revenue entitlements.

Angola

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		13.0					13.0
Finance Ministry		424.3					424.3
Ministry of Petroleum		6.5					6.5
Rise Angola						0.7	0.7
Sonangol EP (Concessionaire)	(a)483.4						483.4
Sonangol P&P	(b)723.3						723.3
Total	1,206.7	443.8				0.7	1,651.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		97.2					97.2
Block 17		203.4					203.4
Block 18	(c)340.4	61.5				0.3	402.3
Block 31	(d)866.3	81.7				0.3	948.3
Total	1,206.7	443.8				0.7	1,651.2

(a)	Payments in kind for 7.5 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 11.7 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Payments in kind for 5.2 million bbls of crude oil valued per the Production Sharing Agreement.
(d)	Payments in kind for 14.0 million bbls of crude oil valued per the Production Sharing Agreement.

ARGENTINA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Federal de
Ingresos Publicos (AFIP)		0.7					0.7
Total		0.7					0.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		0.7					0.7
Total		0.7					0.7

Australia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		349.0					349.0
Department of Mines, Industry
Regulation and Safety			129.4				129.4
Total		349.0	129.4				478.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		27.3	129.4				156.7
Payments not attributable
to projects		321.7					321.7
Total		349.0	129.4				478.4

Azerbaijan

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR
subsidiary)	(a)959.6						959.6
Azerbaijan (Shah Deniz) Ltd.
(SOCAR subsidiary)	(b)330.3						330.3
Ministry of Taxes		159.7					159.7
SGC Upstream LLC	(c)220.2						220.2
State Oil Company of Azerbaijan
Republic (SOCAR)	(d)123.6						123.6
State Oil Fund of Azerbaijan
(SOFAZ)	(e)8,427.1			2.8	450.3		8,880.1
Total	10,060.8	159.7		2.8	450.3		10,673.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Guneshli - PSA	(f)8,728.3	159.7			450.0		9,338.0
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA	(g)1,332.6				0.3		1,332.9
Shallow Water Absheron
Peninsula (SWAP) PSA				0.6			0.6
Total	10,060.8	159.7		2.8	450.3		10,673.6

(a)	Payments in kind for 15.2 million bbls of crude oil valued at netback value per the Production Sharing Agreement.
(b)	Includes payments in kind of $141.9 million for 2.3 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes payments in kind of $94.5 million for 1.5 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(d)	Payments in kind for 2.1 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.
(e)
Includes payments in kind of $7,979.9 million for 126.6 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

(f)
Includes payments in kind of $8,604.6 million for 136.3 million bbls of crude oil valued at netback value per the Production Sharing Agreement and payments in kind of $123.6 million for 2.1 billion cubic meters of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijani project.

(g)	Includes payments in kind of $571.3 million for 9.3 million bbls of crude oil valued at netback value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

Brazil

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo, Gas
Natural e Biocombustíveis (ANP)				9.3	225.8		235.1
Secretaria da Receita Federal		2.1					2.1
Total		2.1		9.3	225.8		237.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BM-C-35				0.3			0.3
BM-CAL-13				9.0			9.0
C-M-477					150.4		150.4
Payments not attributable to
projects		2.1					2.1
S-M-1500					75.4		75.4
Total		2.1		9.3	225.8		237.2

Canada

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Canada Newfoundland and
Labrador Offshore Petroleum
Board (CNLOPB)				0.1			0.1
Canada Nova Scotia Offshore
Petroleum Board (CNSOPB)				0.8			0.8
Government of Canada		(0.4)					(0.4)
Natural Resources Canada				0.3			0.3
Province of Alberta		17.0		0.4			17.4
Total		16.6		1.7			18.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Newfoundland Exploration				0.3			0.3
Nova Scotia Exploration				1.0			1.0
Terre De Grace				0.4			0.4
Payments not attributable
to projects		16.6					16.6
Total		16.6		1.7			18.2

EGYPT

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian General Petroleum
Corporation (EGPC)				4.0			4.0
Egyptian Natural Gas Holding
Company (EGAS)				0.4	1.0		1.4
Egyptian Tax Authority		(a)455.9					455.9
Total		455.9		4.4	1.0		461.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		(a)8.9					8.9
East Morgan		(a)6.5					6.5
East Tanka		(a)1.8					1.8
El Qaraa		(a)68.1					68.1
Gulf Of Suez		(a)176.0					176.0
LL 87 (Saqqara)		(a)19.5					19.5
North Damietta		(a)135.8			1.0		136.8
North Gamasa				0.4			0.4
North October		(a)0.6					0.6
Ras El Bar		(a)23.3					23.3
South Belayim		(a)10.4					10.4
South Gharib		(a)4.9					4.9
West Nile Delta				4.0			4.0
Total		455.9		4.4	1.0		461.3

(a)	Pursuant to the relevant agreements, Egyptian General Petroleum Corporation (EGPC) paid these taxes on bp's behalf out of production entitlement.

GAMBIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance & Economic
Affairs				0.3	10.1		10.4
Total				0.3	10.1		10.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
A1				0.3	10.1		10.4
Total				0.3	10.1		10.4

India

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum & Natural
Gas - Government of India	0.2						0.2
Total	0.2						0.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
KG D6 KG-DWN-98/3	0.2						0.2
Total	0.2						0.2

Indonesia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance	(a)603.5	221.3			6.5		831.4
Total	603.5	221.3			6.5		831.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Tangguh	(a)603.5	221.3			6.5		831.4
Total	603.5	221.3			6.5		831.4

(a)	Includes payments in kind of $75.7 million for 1.4 million bbls of condensates valued per the Production Sharing Agreement and the remaining production entitlement for LNG was paid in cash.

Iraq

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						1.9	1.9
Basra Oil Company				0.9			0.9
General Commission for Taxes		112.3					112.3
Ministry of Oil				0.3			0.3
Total		112.3		1.2		1.9	115.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		112.3		1.2		1.9	115.4
Total		112.3		1.2		1.9	115.4

Madagascar

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Office des Mines Nationales et des
Industries Strategiques (OMNIS)				0.8			0.8
Total				0.8			0.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block Ampasindava				0.2			0.2
Block Cap Saint Andre				0.2			0.2
Block Majunga Nord				0.2			0.2
Block Majunga Sud				0.2			0.2
Total				0.8			0.8

Mauritania

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Petroleum, Energy &
Mines				1.6	5.0		6.6
Société Mauritanienne des
Hydrocarbures				0.3			0.3
Total				1.9	5.0		6.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block C12				0.3			0.3
Block C13				0.3	5.0		5.3
Block C6				0.5			0.5
Block C8				0.7			0.7
Total				1.9			6.9

Mexico

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Fondo Mexicano del Petroleo				2.6			2.6
Sistema de Administracion
Tributaria		3.4					3.4
Total		3.4		2.6			6.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Cuencas del Sureste 34 R3		0.8		0.6			1.4
Cuenca Salina 1 R1		2.6		2.0			4.6
Total		3.4		2.6			6.0

Oman

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
GPS						0.9	0.9
Makarim Gas Development (MGD)	(a)561.5						561.5
Ministry of Oil & Gas	(b)296.7			0.6			297.3
Ministry of Finance		(c)176.6					176.6
Total	858.2	176.6		0.6		0.9	1,036.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan	(a)(b)858.2	(c)176.6		0.6		0.9	1,036,3
Total	858.2	176.6		0.6		0.9	1,036.3

(a)
Comprises payments in kind of $204.1 million for 3.2 million bbls of condensates valued at market prices; $356.1 million for 98.1 million mmBtu of gas valued per the Gas Sales Agreement and $1.2 million was paid in cash.

(b)
Comprises payments in kind of $106.8 million for 1.7 million bbls of condensates valued at market prices; $189.2 million for 52.1 million mmBtu of gas valued per the Gas Sales Agreement and $0.6 million was paid in cash.

(c)	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid these taxes on bp's behalf out of their production entitlement.

Russia

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance - Moscow		104.3					104.3
Total		104.3					104.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		86.0					86.0
Investment in TYNGD (Taas)		17.6					17.6
Payments not attributable
to projects		0.7					0.7
Total		104.3					104.3

São Tomé and Príncipe

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agência Nacional do Petróleo				3.5			3.5
Total				3.5			3.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 10				1.5			1.5
Block 13				1.9			1.9
Total				3.5			3.5

Senegal

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Société des pétroles du Sénégal				0.9			0.9
Total				0.9			0.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block Cayar Profond				0.4			0.4
Block St Louis Profond				0.5			0.5
Total				0.9			0.9

Trinidad and Tobago

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		53.5					53.5
Ministry of Energy and
Energy Industries		288.6		1.5			290.0
Total		342.1		1.5			343.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				1.5			1.5
BPTT Blocks		342.1					342.1
Total		342.1		1.5			343.5

United Arab Emirates

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Finance
Abu Dhabi		3,409.9		4.0			3,413.9
ADNOC Onshore				2.3			2.3
Total		3,409.9		6.3			3,416.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADNOC Onshore Concession		3,409.9		6.3			3,416.1
Total		3,409.9		6.3			3,416.1

United Kingdom

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Crown Estate				0.3			0.3
HM Revenue and Customs		(a)(20.5)					(20.5)
Oil and gas Authority				7.4			7.4
Total		(20.5)		7.7			(12.7)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.3			0.3
Clair				1.2			1.2
Decommissioning		(a) (12.7)					(12.7)
ETAP				0.5			0.5
Exploration				1.5			1.5
Foinaven				3.3			3.3
Non-Operated		(a) (7.8)		0.5			(7.3)
Pipelines				0.1			0.1
Vorlich				0.4			0.4
Total		(a) (20.5)		7.7			(12.7)

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.

United States (USA)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
California State Controller's
Office			(a)0.2				0.2
Colorado Dept Of Treasury			0.8				0.8
Delaware Division of Revenue			(a)0.7				0.7
Federal Government		(b)(41.4)					(41.4)
Office of Natural Resources
Revenue			803.9	8.0	32.0		843.9
Office of Natural Resources
Revenue - BIA			1.8	0.9			2.6
Southern Ute Indian Tribe	(c)24.2	5.8	19.0				49.0
State of Alaska		164.9	(d)214.9	0.3			380.1
State of Colorado		1.7	0.6				2.3
State of Louisiana		36.9	7.6				44.5
State of New Mexico		13.4	1.3				14.7
State of Oklahoma		9.7	1.6				11.4
State of Texas		84.3	54.7	0.4			139.3
State of Wyoming		9.6	0.8				10.4
Total	24,2	285.0	1,107.9	9.5	32.0		1,458.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		164.9	(d)214.9	1.2			381.0
Colorado	(c)24.2	7.5	21.9				53.5
Gulf of Mexico - Central			750.5	6.8	32.0		789.2
Gulf of Mexico - Western			25.1	0.8			25.9
Louisiana		36.9	7.6				44.5
New Mexico		13.4	1.4				14.9
Oklahoma		9.7	1.8				11.5
Texas		84.3	54.7	0.4			139.3
Wyoming		9.6	0.8				10.4
Payments not attributable
to projects		(b) (41.4)	29.2	0.4			(11.7)
Total	24.2	285.0	1,107.9	9.5	32.0		1,458.5

(a)	Payments to states where bp has no extractive activities relate to Escheatment of Royalties.
(b)	The negative amount reflects the cash payment of current year taxes for all legal entities which was more than offset by refunds of taxes for federal losses carried back to prior years.
(c)	Payments in kind for 12.6 million mmBtu of gas valued on the basis of gas prices realized in the area.
(d)	Includes payments in kind of $56.9 million for 1.0 million bbls of crude oil valued per the Royalty Settlement Agreement.

OTHER RESOURCES

BP PAYMENTS TO GOVERNMENTS 2019

Detailed data filed with UK Registrar - extractives.companieshouse.gov.uk/

BP ANNUAL AND SUSTAINABILITY REPORTING

Sustainability Report - bp.com/sustainability

Annual Report and Form 20-F - bp.com/annualreport

Our positions on tax and transparency - bp.com/tax

BP ECONOMIC IMPACT REPORTS

US Economic Impact Report - bp.com/economicimpact-us

bp's Impact on the UK Economy - bp.com/economicimpact-uk

CONTACTS

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Chief transition officer/ PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Restricted share units acquired pursuant to the BP Restricted Share Plan II. This award vests after 3 years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	74,792
d)	Aggregated information - Volume - Price - Total	74,792 Nil consideration (market value $23.14) Nil (market value $1,730,686.88)
e)	Date of the transaction	29 May 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.
Director Declaration

BP p.l.c. announces that Bernard Looney, chief executive officer, has advised that he was elected as a director of OJSC Rosneft Oil Company on 2 June 2020.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.4

BP p.l.c.
Disclosure of rights attached to equity shares

BP p.l.c. announces that, in compliance with rule 9.2.6ER of the Listing Rules, it has forwarded a copy of its articles of association to the Financial Conduct Authority. The articles of association describe the rights attached to its listed equity shares and will shortly be available for inspection at the National Storage Mechanism:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.5305	88
d)	Aggregated information - Volume - Price - Total	88 £3.5305 £310.68
e)	Date of the transaction	10 June 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.5305	88
d)	Aggregated information - Volume - Price - Total	88 £3.5305 £310.68
e)	Date of the transaction	10 June 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.5305	88
d)	Aggregated information - Volume - Price - Total	88 £3.5305 £310.68
e)	Date of the transaction	10 June 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.5305	88
d)	Aggregated information - Volume - Price - Total	88 £3.5305 £310.68
e)	Date of the transaction	10 June 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.24094	3,297
d)	Aggregated information - Volume - Price - Total	3,297 £3.24094 £10,685.38
e)	Date of the transaction	19 June 2020
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.2145	108
d)	Aggregated information - Volume - Price - Total	108 £3.2145 £347.17
e)	Date of the transaction	22 June 2020
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK (Overseas) holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.2145	2
d)	Aggregated information - Volume - Price - Total	2 £3.2145 £6.43
e)	Date of the transaction	22 June 2020
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.24094	1,536
d)	Aggregated information - Volume - Price - Total	1,536 £3.24094 £4,978.08
e)	Date of the transaction	19 June 2020
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK (Overseas) holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.2145	1
d)	Aggregated information - Volume - Price - Total	1 £3.2145 £3.21
e)	Date of the transaction	22 June 2020
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.7

BP p.l.c.
Total voting rights and share capital

As at 30 June 2020, the issued share capital of BP p.l.c. comprised 20,262,823,584 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,152,958,766. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,267,906,084. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of options pursuant to the BP ShareSave (SAYE) UK Plan (5 Year).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.49	6,024
d)	Aggregated information - Volume - Price - Total	6,024 £2.49 £14,999.76
e)	Date of the transaction	30 June 2020
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 July 2020
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary